Exhibit 21

NAME	STATE OR COUNTRY OF INCORPORATION
Aaron Investment Company	Delaware
Aaron Rents, Inc. Puerto Rico	Commonwealth of Puerto Rico
Aaron’s Canada, ULC	Canada
Aaron’s Foundation, Inc.	Georgia
Aaron’s Logistics, LLC	Georgia
Aaron’s Procurement Company, LLC	Georgia
Aaron’s Production Company	Georgia
Aaron’s Strategic Services, LLC	Georgia
99LTO, LLC	Georgia
Progressive Finance Holdings, LLC	Utah
Prog Leasing, LLC	Utah